EXHIBIT 1

LETTER TO THE BOARD OF THE COMPANY, DATED MARCH 23, 2017

JACKSON INVESTMENT GROUP, LLC

2655 Northwinds Parkway

Alpharetta, GA 30009

March 23, 2017

The Board of Directors

c/o Mr. Brendan Flood

Executive Chairman

Staffing 360 Solutions, Inc.

641 Lexington Avenue, 27th Floor

New York, NY 10022

Gentlemen:

Jackson Investment Group, LLC (“Jackson”) would like to express its interest in engaging in discussions with the Board regarding the acquisition of all of the capital stock of Staffing 360 Solutions, Inc. (the “Company”) not owned by it or its affiliates. Based on our current knowledge of the business of the Company, our review of information provided by the Company to date and contained in filings with the SEC, our interactions with Company management and advisors, and subject to the conditions below, we are prepared to acquire all of the outstanding common stock of the Company for a cash purchase price of $1.10 per share and to acquire any presently exerciseable options to acquire or rights to convert into common stock at a price based on a $1.10 per share valuation. This price would provide for liquidity for all public shareholders at an attractive premium to current market valuations. It is based on the assumption that the Company’s SEC filings accurately reflect the number of its shares outstanding and subject to options, warrants and conversion rights.

Any proposal we make will be subject to satisfaction of customary conditions, including:

•	Satisfactory completion of a legal, business and financial due diligence investigation and the absence of any material adverse information being generated in that investigation.

•	Support for the transaction from the Board of Directors of the Company and receipt of any required Company shareholder approval.

•	The Company not experiencing any material adverse change in its operations, condition, or prospects.

•	Receipt of any material third-party consents and approval and completion of all material filings, registrations and notifications.

Funds adequate to consummate the transaction are available to Jackson without any new external financing so we do not contemplate that there would be any financing condition to any final offer.

Jackson is very familiar with the Company from its existing investment in the Company, and as a result would expect to be in a position to complete its full due diligence investigation in a relatively short period of time. Given that we do not anticipate new external financing, we expect that Jackson would be prepared to negotiate and close a transaction on an expedited basis.

Our interest is premised on the current senior management team remaining with the Company post closing. We do not anticipate making material changes to the senior management team's compensation and welcome the opportunity to discuss rollover equity arrangements with members of the senior management team.

This indication of interest is not binding on Jackson, nor does it constitute an offer capable of acceptance. Any commitment contemplated by this indication of interest is subject in all respects to the negotiation and execution of definitive agreements satisfactory to each of the parties.

Thank you for your consideration of this indication of interest. We look forward to answering any questions that you may have and to receiving your response. We hope to have the opportunity to begin discussions regarding a potential transaction with the Board and its advisors on an expedited basis.

Sincerely,

Jackson Investment Group, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer